Morgan Stanley Select Dimensions Investment Series

522 Fifth Avenue

New York, NY 10036

April 12, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Michael L. Kosoff

Re:          Morgan Stanley Select Dimensions Investment Series

(File No. 033-54047; 811-7185)

Dear Mr. Kosoff:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Select Dimensions Investment Series (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2010 incorporating changes to the Prospectuses of the various portfolios of the Trust (the “Portfolios”) and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 29 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 12, 2010.

GENERAL COMMENTS TO THE PROSPECTUSES

Comment 1.          Please either remove or move the “Eligible Investors” section so that it follows Items 2 through 8 of Form N-1A, as per General Instruction C(3)(a) of Form N-1A.

Response 1.          The referenced disclosure has been removed.

Comment 2.          Please change the caption in the Fee Table from “Advisory fee” to “Management fee.”

Response 2.          We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the prospectus and SAI and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 3.          Please provide completed Fee Tables (including any footnotes) to the Staff in an EDGAR correspondence filing as soon as this information is available.

Response 3.  Completed Fee Tables (including any footnotes) were provided to the Staff in an EDGAR correspondence filing on March 30, 2010.

Comment 4.          Please revise the introduction to the expense example to note that expenses do not reflect the expenses of the separate account and would be higher if they did.

Response 4.  The disclosure has been revised accordingly.

Comment 5.          If the Portfolios can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts.

Response 5.  The disclosure has been revised accordingly.

Comment 6.          The Balanced and Focus Growth Portfolios list certain principal strategies in the Summary section, such as derivatives and junk bonds, but do not summarize the liquidity risk that such instruments entail similar to what the Flexible Income Portfolio does for public bank loans.  In addition, these Portfolios do not summarize the prepayment or “call” risk that these securities entail.  Please consider revising the prospectus accordingly.

Response 6.  We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate.

Comment 7.          The Balanced, Focus Growth and Flexible Income Portfolios describe fixed income securities and/or junk bonds as a principal strategy in the Summary section but do not summarize the associated credit risk (even though certain of them may identify that risk without summarizing what that means).  Please revise the prospectus accordingly.

Response 7.  The disclosure has been revised accordingly for Balanced and Flexible Income.  Focus Growth does not currently invest in fixed-income securities.

Comment 8.          The Balanced and Capital Opportunities Portfolios describe convertible and/or preferred securities as a principal strategy but do not summarize the associated risk that the principal value of these securities can be expected to vary with the price of the underlying equity.  Please revise the prospectus accordingly.

Response 8.  We respectfully acknowledge your comment; however, we believe that the referenced disclosure is adequate.

Comment 9.          The Capital Opportunities and Capital Growth Portfolios describe the purchase of warrants as a principal strategy but do not summarize the associated risk that there may be restrictions imposed on the resale of these securities or on the securities they are converted into.  Please revise the prospectus accordingly.

Response 9.  We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate.

Comment 10.       Please remove the description of the indices from the footnotes to the Average Annual Total Returns table.  If there is only a broad-based index, no description of the index is permitted by Form N-1A.  If there is a broad-based and a secondary index, a brief description of the indices is permitted in the narrative preceding the Average Annual Total Returns table.

Response 10.  Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7).  Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).  The referenced footnotes provide an explanation to investors as to why the particular indexes chosen by a Portfolio provide appropriate comparisons to the Portfolio’s performance as contemplated by these Instructions.

Comment 11.       In the Average Annual Total Return table, please include the following parenthetical following the name of the index “(reflects no deduction for [fees, expenses, or taxes]).”

Response 11.        The disclosure has been revised accordingly.

Comment 12.       Please delete the narrative preceding the “Portfolio Managers” section in the Summary section if it is not permitted by Form N-1A.

Response 12.        We respectfully acknowledge your comment; however, we believe that the narrative preceding the “Portfolio Managers” section in the Summary section is permitted by Form N-1A.

Comment 13.       Several prospectuses list strategies following the Summary section, but do not summarize those strategies in the Summary section.  For example, (i) the Focus Growth Portfolio discusses preferred securities and REITs as principal strategies, but leaves the summary section silent on these strategies as well as the associated principal risks and (ii) the Flexible Income Portfolio discusses warrants as principal strategies, but leaves the summary section silent on these strategies as well as the associated principal risks.  Please ensure that all principal strategies discussed in response to Item 10 are summarized in response to Item 4 requirements.

Response 13.        The disclosure has been revised accordingly, as appropriate.

Comment 14.       Please consider moving the first and second paragraphs in the “Purchase and Sale of Portfolio Shares” section out of the Summary section and remove the cross-reference at the end of this section.

Response 14.  We respectfully acknowledge your comment; however, we believe that the disclosure is appropriate.

Comment 15.       If applicable, please state that a description of the Trust’s policies and procedures with respect to portfolio holdings is available on the Trust’s website.

Response 15.  A description of the Trust’s policies and procedures with respect to portfolio holdings is not available on the Trust’s website.

COMMENTS ON PROSPECTUS FOR MID CAP GROWTH PORTFOLIO (CLASS Y)

Comment 16.       Please revise the Fee Table to show a Rule 12b-1 fee of 0.25% or explain supplementally why the fee is not applicable in spite of the disclosure on page 14 of the prospectus.

Response 16.  The Fee Table has been revised to show a Rule 12b-1 fee of 0.25%.

Comment 17.       If you do not revise the disclosure referred to in Comment 14 above, please update the first paragraph of the “Purchase and Sale of Portfolio Shares” section to reflect that the prospectus describes Class Y shares.

Response 17.  The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR EQUALLY-WEIGHTED S&P 500 PORTFOLIO

Comment 18.       Please remove the disclaimer regarding the use of the term S&P as this disclosure is not permitted or required by Item 4 of Form N-1A.

Response 18.  We respectfully acknowledge your comment; however, we have a contractual obligation to include this disclosure.

Comment 19.       Please address the risk of tracking error in the principal risk disclosure responsive to Item 4(b) of Form N-1A and include a more complete discussion of this risk in response to Item 9.

Response 19.  The disclosure in response to Item 4(b) has been revised; however, we believe that the disclosure in response to Item 9 is adequate.

Comment 20.       The “Principal Investment Strategies” section of the prospectus describes investments in foreign securities.  Please either remove this disclosure from the “Principal Investment Strategies” section or include the corresponding risks in the “Principal Risks” section of the prospectus.

Response 20.  The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR MONEY MARKET PORTFOLIO

Comment 21.       In the “Principal Risks” section (Item 4), please remove the discussion of the FDIC Temporary Liquidity Guarantee Program as this section is intended for only a brief description of the risks of investing in the Portfolio.  In addition, please confirm supplementally that the state and local tax implications of the FDIC Temporary Liquidity Guarantee Program are applicable to insurance product funds.

Response 21.  The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR GLOBAL INFRASTRUCTURE PORTFOLIO

Comment 22.       The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 22.  Disclosure has been added to the “Principal Investment Strategies”

section.

Comment 23.       Please revise the disclosure in the “Principal Risks” section relating to Infrastructure-Related Companies and the Utilities Industry.  Responses to this Item may only include a summary of the principal risks based on the information given in response to Item 9(c).  More complete disclosure of the principal risks is required outside of the summary section in response to Item 9(c).

Response 23.   We respectfully acknowledge your comment; however, we note that the referenced disclosure is a summary of the principal risks included in response to Item 9(c).

COMMENTS ON PROSPECTUS FOR FLEXIBLE INCOME PORTFOLIO

Comment 24.       Please remove the last phrase of the “Investment Objectives” disclosure, which reads “but only to the extent consistent with its primary objective.”

Response 24.   We respectfully acknowledge your comment; however, the Portfolio’s investment objectives are fundamental and cannot be changed without approval by the Portfolio’s shareholders.

Comment 25.       The “Principal Investment Strategies” section refers to investment in “high-yield securities.”    Please state that these are commonly known as “junk bonds” the first time the disclosure refers to high-yield securities.”

Response 25.  The requested disclosure is currently included in the section titled “Principal Investment Strategies.”

Comment 26.       The prospectus lists public bank loans as a risk and so should list the acquisition of these interests as a principal strategy.

Response 26.   The disclosure is currently included under the section entitled “Principal Investment Strategies.”

COMMENTS ON PROSPECTUS FOR BALANCED PORTFOLIO

Comment 27.       The “Principal Investment Strategies” section makes reference to “Rule 144A” securities.  As such, please add the risk that there may be restrictions placed on the resale of these securities.

Response 27.  The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR CAPITAL OPPORTUNITIES PORTFOLIO

Comment 28.       The “Principal Investment Strategies” section makes reference to equity securities that are not publicly traded.  As such, please add liquidity risk as a “Principal Risk” of the Portfolio.

Response 28.   The disclosure has been revised accordingly.

Comment 29.       The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 29.   We respectfully acknowledge your comment; however, based on the disclosed market capitalization range of the companies included in the Fund’s portfolio, we believe that the current disclosure is adequate.

COMMENTS ON PROSPECTUS FOR FOCUS GROWTH PORTFOLIO

Comment 30.       The “Principal Investment Strategies” section makes reference to equity securities that are not publicly traded.  As such, please add liquidity risk to the “Principal Risks” section.

Response 30.   The disclosure has been revised accordingly.

Comment 31.       The prospectus lists non-diversification as a risk and so should summarize the strategy that incurs this risk.

Response 31.   We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

Comment 32.       Please be sure to revise the SAI to reflect the Proxy Disclosure Enhancements updates to Form N-1A.  See Securities Act Release No. 9089 (Dec. 16, 2009).

Response 32.   The SAI has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•              the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Edward Meehan

Edward Meehan